

Mail Stop 3628

February 17, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Jeffrey R. Mistarz
Chief Financial Officer
Lime Energy Co.
1280 Landmeier Road
Elk Grove Village, IL 600007-2410

RE: Lime Energy Co.
　　　　Schedule TO-I
　　　　Filed January 28, 2009
　　　　File 5-58763

Dear Mr. Mistarz:

　　　　We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit 99(a)(1)(A): Offer to Exchange
Conditions of the Offer, page 15

1.　　　A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, amend the your conditions to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined.

2.   We note your disclosure on page 16 where you indicate that "if we fail to timely provide notification that the Offer is being terminated within one day following us first discovering such condition has occurred, we will have deemed to have waived such condition." Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. Please confirm your understanding in your response letter.

3.   We note your disclosure on page 16 indicating that your determination of certain events will be "final and binding on all parties." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations, and make corresponding revisions to the "Determination of Validity" and "Change in Election" sections of the offer document.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos,

Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: J. Todd Arkebauer
        Reed Smith LLP
        10 S. Wacker Drive
        Chicago, Illinois